Contact

www.linkedin.com/in/kevin-cash-60b5301 (LinkedIn)

Top Skills

Business Process Improvement
Professional Mentoring
Training Delivery

Kevin Cash

Chief Financial Officer - Benesch
Okatie, South Carolina, United States

Summary

I I have over 35 years of financial and operational leadership as a chief financial officer for AmLaw 100 national and international firms and as a former partner at Ernst & Young.

Experience

Benesch, Friedlander, Coplan & Aronoff LLP
Chief Financial Officer
August 2022 - Present (2 years 7 months)
Cleveland, Ohio, United States

Cleveland Whiskey, LLC
Member of the Board of Directors
August 2016 - Present (8 years 7 months)

Wilson Elser
Chief Operating Officer
October 2020 - August 2022 (1 year 11 months)
White Plains, New York, United States

Bradford Edwards & Varlack LLP
Principal and Chief Financial Officer - Bradford Edwards & Varlack LLP
September 2020 - October 2020 (2 months)
Okatie, South Carolina, United States

Financial executive specializing in providing advisory services related to: reengineering the budget and financial reporting processes, negotiating leases, lines of credit and firm and client-side litigation funding agreements; financial process improvements utilizing automation; and profitability/ cost modeling in the legal industry.

Pierce, Bainbridge, Beck, Price & Hecht LLP
Chief Financial Officer
May 2019 - September 2020 (1 year 5 months)
Washington D.C. Metro Area

Orrick, Herrington & Sutcliffe LLP
Chief Financial Officer
October 2016 - May 2019 (2 years 8 months)
Washington D.C. Metro Area

Baker and Hostetler
Chief Financial Officer
June 2009 - September 2016 (7 years 4 months)

The University of Akron
Adjunct Professor - Accounting
August 2008 - December 2010 (2 years 5 months)

Professor of Auditing and Principles of Accounting

Ernst & Young LLP
Former Partner
May 1986 - June 2009 (23 years 2 months)
Cleveland, Pittsburgh and Southampton UK

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Education

Miami University
Bachelors, Business- Accounting · (1984 - 1986)